BB 1/10/03

SE(02053370 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Martin Currie Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
39 Broadway Suite 2010
(No. and Street)

New York,	**New York**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wilson Madden **(212)480-0664**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1111 Summer Street	**Stamford**	**CT**	**06905**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Wilson Madden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Martin Currie Investor Services, Inc., as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Wilson H. Madden
Signature

President
Title

Ellen Forgione
Notary Public

Notary Public, State of New York
No. 41-4633500
Qualified in Queens
Commission Expires 12/28 19 2004

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ✓ (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Martin Currie Investor Services, Inc.

Statement of Financial Condition

September 30, 2002

Assets	
Current assets:	
Cash	$398,904
Income taxes receivable	32,157
NASD warrants	3,540
Total assets	$434,601
Liabilities and shareholder's equity	
Liabilities:	
Accrued expenses	$ 12,000
Due to affiliates	601
Total liabilities	12,601
Shareholder's equity:	
Common Stock $.01 par value, 3,000 shares authorized, 1,000 shares issued and outstanding	10
Paid in capital	44,990
Retained earnings	377,000
Total shareholder's equity	422,000
Total liabilities and shareholder's equity	$434,601

See accompanying notes.

Martin Currie Investor Services, Inc.

Statement of Operations

For the Year Ended September 30, 2002

Income:	
Marketing revenue	$204,898
Interest income	5,867
Total income	210,765
Expenses:	
Commission fees	35,894
Professional fees	18,475
Other fees	4,210
Total expenses	58,579
Unrealized loss on NASD warrants	16,560
Income before income taxes	135,626
Provision for income taxes	39,757
Net income	$ 95,869

See accompanying notes.

Martin Currie Investor Services, Inc.

Statement of Changes in Shareholder's Equity

For the Year Ended September 30, 2002

	Common Stock	Paid in Capital	Retained Earnings	Total Shareholder's Equity
Shareholder's equity, beginning of the year	$10	$44,990	$281,131	$326,131
Net income			95,869	95,869
Shareholder's equity, end of the year	$10	$44,990	$377,000	$422,000

See accompanying notes.

Martin Currie Investor Services, Inc.

Statement of Cash Flows

For the Year Ended September 30, 2002

Operating activities	
Net income	$ 95,869
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on NASD warrants	16,560
Increase in income taxes receivable	(32,157)
Increase in accrued expenses	1,500
Decrease in income taxes payable	(3,173)
Decrease in due to affiliate	(1,372)
Net cash provided by operating activities	77,227
Net increase in cash	77,227
Cash at beginning of year	321,677
Cash at end of year	$398,904

See accompanying notes.

Martin Currie Investor Services, Inc.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Organization

Martin Currie Investor Services, Inc. (the "Company") was incorporated in the State of Delaware on August 31, 1995 and became a registered broker-dealer in securities on April 24, 1996 (commencement of operations). The Company was organized as a wholly owned subsidiary of Martin Currie Limited.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The provision for income taxes includes federal and state taxes currently payable. At September 30, 2002, there are no deferred taxes from temporary differences between the financial statement and tax basis of assets and liabilities. During fiscal 2002 the Company paid federal and state income taxes of $66,659 and $14,129, respectively.

For US federal income tax purposes, the Company is subject to graduated corporate income tax rates. These graduated rates begin at 15% range upward not to exceed 35% in the aggregate. Because the Company and Martin Currie, Inc. ("Inc."), a wholly owned subsidiary of the Company's parent, constitute a controlled group of corporations within the meaning of the Internal Revenue Code, the benefit of graduated rates is allocated among the members of the controlled group.

2. Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its ratio of aggregate indebtedness to net capital exceeds 12 to 1 and it may be prohibited from expanding its business if its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

At September 30, 2002, the Company was required to maintain net capital of $5,000; net capital at September 30, 2002 was $386,303.

3. Related Party Transactions

The Company and Inc. have entered into a marketing agreement whereby the Company will receive 17.5% of the management fee received by Inc. from new clients introduced to Inc.'s Business Trusts by the Company. A portion of such fee is remitted back to Inc. as commission fees for the reimbursement of bonuses paid to the Company's President by Inc. For the year ended September 30, 2002, $204,898 of marketing revenues have been earned and commission fees of $35,894 have been expensed.

Inc. has incurred and agreed to pay certain fees and overhead costs of the Company.

4. NASD Warrants

The Company has adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that derivative instruments be recorded in the statement of financial condition as either assets or liabilities, and measured at their fair value. The Company holds 1,500 NASD warrants, each to purchase four shares of The Nasdaq Stock Market, Inc. ("Nasdaq") common stock, exercisable in four annual tranches. The first tranche became exercisable on June 28, 2002. The Company's NASD warrants qualify as derivatives as Nasdaq common stock began trading on the Over-the-Counter Bulletin Board on July 1, 2002. At September 30, 2002, the fair value of the NASD warrants has been recorded as an asset in the amount of $3,540. The change in the fair value of the warrants of $16,560 has been recorded as an unrealized loss.

The fair value of the NASD warrants was estimated at September 30, 2002 using the Black-Scholes valuation model assuming weighted-average expected volatility of 30% and weighted-average risk free interest rates of 1.34% to 2.40% for the four annual tranches. The weighted-average fair value of each warrant was $2.36 at September 30, 2002.

Supplemental Schedules

Martin Currie Investor Services, Inc.

Computation of Net Capital for Brokers and Dealers

Pursuant to Rule 15c3-1 as of September 30, 2002

Computation of net capital

Total shareholder's equity from statement of financial condition	$422,000
Deductions:	
Non-allowable assets:	
Income taxes receivable	32,157
NASD warrants	3,540
Net capital	$386,303

Aggregate indebtedness

Total liabilities from statement of financial condition	$ 12,601

Computation of basis net capital requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 840
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above amounts)	$ 5,000
Excess net capital	$381,303
Ratio of aggregate indebtedness to net capital	.033 to 1

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of September 30, 2002):

Net capital as reported in Company's Part II (unaudited) FOCUS report	$418,460
Income taxes receivable	32,157
Net capital per above	$386,303

Martin Currie Investor Services, Inc.

Computation for Determination of Reserve Requirements for Brokers

and Dealers Pursuant to Rule 15c3-3 as of September 30, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Ernst & Young

■ Ernst & Young LLP
1111 Summer Street
Stamford, Connecticut 06905

■ Phone: (203) 674-3000
Fax: (203) 674-3001
www.ey.com

Independent Auditors' Supplementary Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Martin Currie Investor Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Martin Currie Investor Services, Inc. (the "Company") for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the condition noted herein, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the Commission's objectives.

Our opinion recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

October 15, 2002

Financial Statements and Supplemental Schedules

Martin Currie Investor Services, Inc.

SEC No. 8-48582

September 30, 2002

Financial Statements
and Supplemental Schedules

Martin Currie Investor Services, Inc.
SEC No. 8-48582

September 30, 2002
with Report of Independent Auditors
and Supplemental Report on
Internal Control Structure

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Martin Currie Investor Services, Inc.

Financial Statements
and Supplemental Schedules

September 30, 2002

Contents

Ernst & Young

Ernst & Young LLP
1111 Summer Street
Stamford, Connecticut 06905

Phone: (203) 674-3000
Fax: (203) 674-3001
www.ey.com

Report of Independent Auditors

Board of Directors
Martin Currie Investor Services, Inc.

We have audited the accompanying statement of financial condition of Martin Currie Investor Services, Inc. as of September 30, 2002 and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martin Currie Investor Services, Inc. at September 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

October 15, 2002